UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Chardan Healthcare Acquisition 2 Corp.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

15957T107
(CUSIP Number)

July 22, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RTW Investments, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,387,540*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,387,540*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,540*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.87%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, OO, IA

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RTW Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 889,678*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 889,678*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,678*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Roderick Wong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,387,540*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,387,540*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,540*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.87%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Item 1.	(a).	Name of Issuer: Chardan Healthcare Acquisition 2 Corp.

	(b).	Address of issuer’s principal executive offices:

17 State Street 21st Floor New York, NY 10004

Item 2.	(a).	Name of person filing:

RTW Investments, LP
RTW Master Fund, Ltd.
Roderick Wong

	(b).	Address or principal business office or, if none, residence:

RTW Investments, LP
40 10th Avenue
Floor 7
New York, New York 10014

RTW Master Fund, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue, George Town
Grand Cayman KY1-9001, Cayman Islands

Roderick Wong
c/o RTW Investments, LP
40 10th Avenue
Floor 7
New York, New York 10014

	(c).	Citizenship:
RTW Investments, LP – Delaware
RTW Master Fund, Ltd. – Cayman Islands
Roderick Wong – United States of America

	(d).	Title of class of securities:

Common stock, par value $0.0001 per share

	(e).	CUSIP No.:

15957T107

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

RTW Investments, LP – 1,387,540*
RTW Master Fund, Ltd. – 889,678*
Roderick Wong – 1,387,540*

(b)	Percent of class:

RTW Investments, LP – 12.87%*
RTW Master Fund, Ltd. – 8.25%*
Roderick Wong – 12.87%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

RTW Investments, LP – 0
RTW Master Fund, Ltd. – 0
Roderick Wong – 0

(ii)	Shared power to vote or to direct the vote

RTW Investments, LP – 1,387,540*
RTW Master Fund, Ltd. – 889,678*
Roderick Wong – 1,387,540*

(iii)	Sole power to dispose or to direct the disposition of

RTW Investments, LP – 0
RTW Master Fund, Ltd. – 0
Roderick Wong – 0

(iv)	Shared power to dispose or to direct the disposition of

RTW Investments, LP – 1,387,540*
RTW Master Fund, Ltd. – 889,678*
Roderick Wong – 1,387,540*

* The common stock, par value $0.0001 per share (the “Shares”), of Chardan Healthcare Acquisition 2 Corp., a blank check company incorporated in the State of Delaware (the “Issuer”), reported herein are held in the form of Shares and units (“Units”) by RTW Master Fund, Ltd. and one or more private funds (together the “Funds”) managed by RTW Investments, LP (the “Adviser”). Each Unit consists of one Share, and one warrant. Each warrant entitles the holder thereof to purchase one-half (1/2) Share. Each warrant will become exercisable on the later of one year after the closing of the offering described in the Issuer’s prospectus filed with the SEC on April 28, 2020, or the consummation of an initial business combination, and will expire five years after the completion of an initial business combination, or earlier upon redemption. In accordance with Rule 13d-3(d)(1) regarding securities which represent a right to acquire an underlying security, each Unit has been reported herein as representing the beneficial ownership of one (1) Share.

The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 1,387,540 Shares, consisting of Shares and Units, or 12.87% of the Issuer’s 10,778,305 Shares that were issued and outstanding as of May 24, 2021, as disclosed in the Issuer’s Form 10-Q which was filed with the SEC on May 25, 2021. Roderick Wong is the Managing Partner of the Adviser.

On March 24, 2021 (the “Reference Date”), the Funds purchased Shares resulting in a percentage of beneficial ownership of the Reporting Persons in the Issuer of greater than 10.00%, which was 10.62%, based upon 10,778,305 shares of common stock of the Issuer outstanding as of March 3, 2021 (according to the Issuer’s Form 10-K filed with the SEC on March 4, 2021). The Reporting Persons did not timely report these purchases due to an administrative oversight associated with the order management system employed by the Adviser in accurately identifying and recording all elements of this coupled security (shares and warrants), which the Adviser did not discover until after July 22, 2021. Once the Adviser discovered this oversight, it modified its processes to rectify it and to avoid similar occurrences in the future. Following the Reference Date, the Funds purchased an aggregate of 243,344 additional Shares, and none of the Funds nor any Reporting Person sold any Shares.

This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2021
RTW Investments, LP

	By:	/s/ Roderick Wong
Roderick Wong, Managing Partner

RTW Master Fund, Ltd.

	By:	/s/ Roderick Wong
Roderick Wong, Director

Roderick Wong

	By:	/s/ Roderick Wong
Roderick Wong, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).